510 Burrard St, 3rd Floor

Date: 15/07/2010

Vancouver BC, V6C 3B9

www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: LINUX GOLD CORP. –Amendment

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :

Annual General Meeting

Record Date for Notice of Meeting :

07/07/2010

Record Date for Voting (if applicable) :

07/07/2010

Beneficial Ownership Determination Date :

07/07/2010

Meeting Date :

25/08/2010 (amended)

Meeting Location (if available) :

240-11870 Hammersmith Way,

Richmond, BC, V7A 5E9

Voting Security Details:

Description

CUSIP Number

ISIN

COMMON

53612Q101

CA53612Q1019

Sincerely,

Computershare Trust Company of Canada /

Computershare Investor Services Inc.

Agent for LINUX GOLD CORP.